October 27, 2008

Letter Agreement
between
Colorep, Inc., Carthew Bay Technologies Inc. and CBT Acquisition Co., Inc.

In relation to an agreement to amend certain terms and conditions of the existing agreements amongst the parties dated October 25, 2008, the parties further agree as follows:

In the event that Colorep elects to replace PNC with any other lender, CBT agrees to subordinate to a larger amount provided that terms and conditions of such financing are acceptable to CBT, acting reasonably, and that CBT is issued 500,000 shares of common stock of Colorep for every additional $1,000,000 of loan amount above $5,000,000 on any term facility, pro-rated to a maximum of $10,000,000, and 500,000 shares of common stock of Colorep for every additional $1,000,000 of loan amount or credit facility approval above $5,000,000, on any revolving working capital facility, pro-rated to a maximum of $10,000,000.

Colorep will also deliver to CBT an executed but undated UCC-1 and General Security Agreement covering all of the assets of Colorep to be held in trust by Lang Michener prior the release of any funds. CBT agrees not to file said UCC-1 and General Security Agreement unless Colorep defaults on any of its material financial covenants with PNC and PNC notifies Colorep of its intent to take action to realize on its security. In addition, Colorep agrees to not incur any additional secured debt obligations which would rank equal to or ahead of CBT's debentures.

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[signature page to follow]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date herein above set forth.

CARTHEW BAY TECHNOLOGIES INC.

By: ______________________
Name: ______________________
Title: ______________________

CBT ACQUISITION CO. INC.

By: Larry Levy Digitally signed by Larry Levy DN: cn=Larry Levy, c=US, o=Colorep Inc, ou=, email=Levy@colorep.com Date: 2008.10.26 22:13:07 -07'00'
Name: Larry Levy
Title: President

COLOREP, INC.

By: Larry Levy Digitally signed by Larry Levy DN: cn=Larry Levy, c=US, o=Colorep Inc, ou= , email=levy@colorep.com Date: 2008.10.26 22:13:40 -07'00'
Name: Larry Levy
Title: CEO